EXHIBIT 13.1

                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
      AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


     In connection with the Annual Report on Form 20-F Tikcro Technologies Ltd. (the "Company") for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on or about the date hereof (the "Report"), I, Izhak Tamir, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Date: June 21, 2004


/s/ Izhak Tamir
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Izhak Tamir
Principal Executive Officer and
Principal Financial Officer